U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-01494				December 31, 2020
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

General Electric RSP U.S. Equity Fund
4. Address of principal executive office: (number, street, city, state, zip code)

1600 Summer Street, Stamford, Connecticut 06905

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Board of Trustees of

General Electric RSP U.S. Equity Fund and General Electric RSP Income Fund

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the General Electric RSP U.S. Equity Fund and General Electric RSP Income Fund (the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of December 31, 2020. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management’s assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of December 31, 2020, and with respect to agreement of security purchases and sales, for the period from July 31, 2020 (the date of our last examination) through December 31, 2020:

•	Confirmation of all securities maintained by State Street Bank & Trust Company (the “Custodian”)

•	Confirmation of all securities held by the Federal Reserve Bank of Boston and The Depository Trust Company in book entry form

•	Reconciliation of all such securities to the books and records of the Funds and the Custodian

•

Agreement of three security purchases and three security sales since the date of the last examination, from the books and records of the Funds to trade advice from the portfolio manager and corresponding bank statements

•

Review of the State Street Corporation’s Global Fund Accounting and Custody System Service Organization Control Report (SOC 1 Report) for the period October 1, 2019 to September 30, 2020 noting no relevant findings reported in the areas of Asset Custody and Trade Settlement. We also reviewed a SOC 1 Report Bridge Letter as of December 31, 2020, that noted no changes in internal controls.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the General Electric RSP U.S. Equity Fund and General Electric RSP Income Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2020, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the General Electric RSP U.S. Equity Fund and General Electric RSP Income Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

BBD, LLP

Philadelphia, Pennsylvania

September 21, 2021

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

September 21, 2021

We, as members of management of the General Electric RSP U.S. Equity Fund and General Electric RSP Income Fund (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2020 and for the period from July 31, 2020 through December 31, 2020.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2020, and for the period from July 31, 2020 through December 31, 2020 with respect to securities reflected in the investment accounts of the Funds.

General Electric RSP U.S. Equity Fund and

General Electric RSP Income Fund

/s/ Arthur A. Jensen
Arthur A. Jensen, Treasurer